Execution Copy

ASSET PURCHASE AGREEMENT

DATED May 10, 2013

BY AND AMONG

LIGHTYEAR NETWORK SOLUTIONS, INC.,

LIGHTYEAR NETWORK SOLUTIONS, LLC,

SE ACQUISITIONS, LLC,

AND

Birch Communications, Inc.

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated May 10, 2013 (the “Effective Date”), is made by and among Birch Communications, Inc., a Georgia corporation (“Buyer”), Lightyear Network Solutions, Inc., a Nevada corporation (“Parent”), Lightyear Network Solutions, LLC, a Kentucky limited liability company (“Lightyear LLC”), and SE Acquisitions, LLC d/b/a Lightyear Network Solutions of Kentucky, a Kentucky limited liability company (“Lightyear-KY”) (Lightyear-KY” and together with, Lightyear LLC, the “Subsidiaries”, each of which may be referred to as a “Subsidiary” or a “Seller,” and together with Parent, the “Sellers”). Capitalized terms used herein have the meanings set forth in Section 1.1.

RECITALS

WHEREAS, the Sellers are engaged in the business of providing telecommunications services to certain business and residential, retail, wholesale and CABS customers;

WHEREAS, Buyer desires to purchase from Sellers, and Sellers desire to sell, assign, transfer, convey and deliver to Buyer, free and clear of any Encumbrances, all of the Acquired Assets upon the terms and conditions hereinafter set forth;

WHEREAS, the Parties intend to effectuate the transactions contemplated by this Agreement through a sale of the Acquired Assets as hereinafter provided (the “Sale”);

WHEREAS, a Special Committee (the “Special Committee”) of the Board of Directors of Parent (the “Parent Board”) has reviewed: (i) the terms of this Agreement and the Sale; and (ii) an opinion of the Valuation Firm concerning the fairness of the Sale to Parent and to Parent’s shareholders;

WHEREAS, the Special Committee has recommended approval by the Parent Board of both this Agreement and the Sale upon the terms and subject to the conditions set forth herein;

WHEREAS, the Parent Board has unanimously (i) determined that this Agreement and the Sale, are fair to and in the best interests of Parent and its shareholders, (ii) adopted this Agreement and approved the Sale, and (iii) recommended that Parent’s shareholders approve this Agreement and the Sale (the “Parent Board Recommendation”); and

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to willingness of Buyer to enter into this Agreement, LY Holdings, LLC (“LY Holdings”) is entering into a voting agreement with Buyer with respect to the shares of the common stock of Parent owned by LY Holdings pursuant to which, among other things, LY Holdings has agreed, subject to the terms thereof, to vote all of its shares of common stock of Parent in favor of approval of this Agreement and of the Sale at the Parent Shareholders Meeting.

NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, the Parties agree as follows:

ARTICLE 1

DEFINITIONS

1.1           Definitions.

For purposes of this Agreement, the following terms have the meanings specified or referenced below.

“Access Period” has the meaning set forth in Section 8.6.

“Acquired Assets” has the meaning set forth in Section 2.1.

“Acquired Names” has the meaning set forth in Section 8.7.

“Acquisition Proposal” means any proposal, indication of interest or offer (whether in writing or otherwise) from any Person (other than Buyer or any Affiliate or assignee thereof) to acquire or purchase, directly or indirectly, in one transaction or a series of transaction, any assets or businesses that constitute 20% or more of the assets of Sellers, taken as a whole, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange or similar transaction involving Parent or any of the Subsidiaries pursuant to which any Person or the shareholders of any Person would beneficially own 20% or more of any class of equity security of Parent or any of the Subsidiaries or of any resulting parent company of Parent.

“Action” means any legal action, suit or arbitration, or any inquiry, proceeding or investigation, by or before any Governmental Authority.

“Active” means all lines that are service activated.

“Active Services” has the meaning set forth in Section 2.1(a).

“Advance Vendor Payments” means the sum of all amounts paid by Sellers to any vendors for services rendered prior to Closing, but not yet reconciled against the vendor’s statement.

“Affiliate” shall mean, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such Person. For purposes of this definition, “control” (including, with correlative meaning, the terms “controlled” and “common control”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the introductory paragraph.

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“Assigned Contracts” has the meaning set forth in Section 2.1(n).

“Assignment and Assumption Agreement” means the Assignment and Assumption Agreement, in a form to be mutually agreed upon by the Parties.

“Base Purchase Price” has the meaning set forth in Section 3.1.

“Benchmark Date” means the date that is fifty (50) days following the Effective Date.

“Bill of Sale” means the Bill of Sale, in a form to be mutually agreed upon by the Parties.

“Books and Records” means all files, documents, instruments, papers, books, reports, records, tapes, microfilms, photographs, letters, ledgers, journals, technical documentation (design specifications, functional requirements, operating instructions, logic manuals, flow charts, etc.), user documentation (installation guides, user manuals, training materials, release notes, working papers, etc.), and other similar materials in each case to the extent related to the Business and in the possession or control of the Sellers as of the Closing.

“BSS” means Sellers’ billing support systems.

“Business” means the business of operating the Acquired Assets.

“Business Day” means any day of the year on which national banking institutions in New York, New York are open to the public for conducting business and are not required or authorized to close.

“Buyer” has the meaning set forth in the introductory paragraph.

“Buyer Adjustments” has the meaning set forth in Section 3.4(b).

“CABS” means Carrier Access Billings.

“CABS Accounts” has the meaning set forth in Section 2.1(b).

“CABS A/R” has the meaning set forth in Section 2.1(d).

“Change of Recommendation” has the meaning set forth in Section 7.6(e).

“Closing” has the meaning set forth in Section 4.1(a).

“Closing Date” has the meaning set forth in Section 4.1(b).

“Closing Date Payment” has the meaning set forth in Section 3.3(b).

“Closing Statement” has the meaning set forth in Section 3.3(a).

“Confidentiality Agreement” has the meaning set forth in Section 14.2(a).

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“Customer Deposits” has the meaning set forth in Section 2.1(i).

“Customer Prepayments” means the sum of any payments received by the Sellers with respect to services to be provided following the Closing, solely with respect to the Acquired Assets.

“Damages” has the meaning set forth in Section 12.2.

“Effective Date” has the meaning set forth in the introductory paragraph.

“Encumbrance” means any charge, lien, claim, mortgage, lease, sublease, hypothecation, deed of trust, pledge, security interest, option, right of use or possession, right of first offer or first refusal, easement, servitude, restrictive covenant, encroachment, encumbrance, third party interest or other restriction or limitation of any kind.

“Escrow Account” means the account maintained by the Escrow Agent in which the Escrow Amount shall be deposited at Closing.

“Escrow Agent” means U.S. Bank N.A.

“Escrow Agreement” means the Escrow Agreement by and among Buyer, Sellers and the Escrow Agent, in a form mutually agreeable to the Parties, which shall provide for release of the balance of the escrow funds which are not the subject of any claims or any objections or disputes pursuant to Article 3 or Article 12 to a designee of Sellers six (6) months following the Closing Date.

“Escrow Amount” means $2,200,000.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Assets” has the meaning set forth in Section 2.2.

“Excluded Contracts” has the meaning set forth in Section 2.2(c).

“Fairness Opinion Cost” means the reasonable, actual cost of a fairness opinion, not to exceed $65,000, with respect to the transactions contemplated by this Agreement which has been completed and provided to Parent by the Valuation Firm.

“Fairness Opinion Payment” means a non-refundable payment in the amount of the Fairness Opinion Cost, payable from Buyer to Sellers within 30 days of the Effective Date provided that Seller has provided Buyer with a copy of the invoice from the Valuation Firm.

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“Final Order” means an action taken or order issued by the applicable Governmental Authority as to which: (i) no request for stay of the action or order is pending, no such stay is in effect, and, if any deadline for filing any such request is designated by statute or regulation, it is passed, including any extensions thereof; (ii) no petition for rehearing or reconsideration of the action or order, or protest of any kind, is pending before the Governmental Authority and the time for filing any such petition or protest is passed; (iii) the Governmental Authority does not have the action or order under reconsideration or review on its own motion and the time for such reconsideration or review has passed; and (iv) the action or order is not then under judicial review, there is no notice of appeal or other application for judicial review pending, and the deadline for filing such notice of appeal or other application for judicial review has passed, including any extensions thereof, or if an appeal has been commenced, no stay is in effect.

“Future Revenue” means three (3) times the expected monthly revenue from customers for Telecommunications Services who, as of the month-end immediately preceding the Closing, have signed a contract for a minimum term of twelve (12) months, but which were not Subscriber Accounts included in Revenue in the full amount for the three full calendar months immediately preceding the Benchmark Date, less unpaid associated non-recurring provisioning and commissioning expenses; provided that (i) the pricings and gross margin for such customers is consistent with all like Subscriber Accounts, (ii) Buyer is provided the opportunity to verify the expected monthly revenue of such customers to its satisfaction, (iii) such customers have not been disconnected or become more than forty-five days past due from the invoice date as of Closing, and (iv) notwithstanding the foregoing, Future Revenue shall be capped at $600,000.

“GAAP” means United States generally accepted accounting principles as in effect from time to time, consistently applied.

“Governmental Authority” means any United States federal, state or local or any foreign government, governmental authority or regulatory or administrative authority or any court, tribunal or judicial body.

“Indemnification Cap” has the meaning set forth in Section 12.2.

“Indemnified Persons” has the meaning set forth in Section 12.2.

“Key Employees” has the meaning set forth in Section 9.6.

“Legal Requirement” means any federal, state, provincial, local, municipal, foreign, international, multinational, or other administrative Order, constitution, law, ordinance, principle of common law, regulation, statute or treaty.

“License Agreement” means that certain License Agreement, dated as of the Closing Date, whereby (a) Sellers shall provide Buyer with an unlimited, perpetual, royalty-free and transferable license to all BSS data and OSS data related to the Acquired Assets and (b) Sellers agree to provide Buyer with associated data definition and migration assistance, including copies of invoices for each Active Account for a minimum of six (6) months prior to execution of this Agreement (which may be provided electronically).

“Lightyear-KY” has the meaning set forth in the introductory paragraph.

“Lightyear-PR” has the meaning set forth in the introductory paragraph.

“Lightyear LLC” has the meaning set forth in the introductory paragraph.

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“Listed Excluded Assets” has the meaning set forth in Section 2.2(h).

“LY Holdings” has the meaning set forth in the recitals.

“Material Adverse Effect” means an event, occurrence, fact, condition or change that would be materially adverse to the results of operation, business or assets of Parent and its Subsidiaries, taken as a whole, or to the ability of Sellers to consummate timely the transactions contemplated hereby; provided that “Material Adverse Effect” shall not include any event, occurrence, fact, condition, or change, directly or indirectly, arising out of or attributable to: (a) changes or conditions affecting the telecommunications industry generally that do not disproportionately affect Parent or the Subsidiaries; (b) changes in economic, regulatory or political conditions generally that do not disproportionately affect Parent or the Subsidiaries; (c) the effect of any changes in applicable laws or accounting rules; and (d) any change, effect or circumstance resulting from the announcement of this Agreement.

“Network Assets” has the meaning set forth in Section 2.1(e).

“Non-Assumed Locations” has the meaning set forth in Section 8.6.

“Non-Solicitation Agreements” has the meaning set forth in Section 9.6.

“Notice Period” has the meaning set forth in Section 7.6(g).

“Order” means any award, writ, injunction, judgment, order or decree entered, issued, made, or rendered by any Governmental Authority.

“OSS” means Sellers’ operations support systems.

“Outside Closing Date” means September 30, 2013.

“Parent” has the meaning set forth in the introductory paragraph.

“Party” or “Parties” means, individually or collectively, Buyer and the Sellers.

“Parent Board” has the meaning set forth in the recitals.

“Parent Board Recommendation” has the meaning set forth in the recitals.

“Parent Shareholder Approval” has the meaning set forth in Section 5.2(c).

“Parent Shareholders Meeting” has the meaning set forth in Section 7.6(j).

“Pass-Through Charges” means all charges collected for the purposes of being remitted to a regulatory, governmental, or quasi-governmental body, including Universal Service Fund charges remitted to the Universal Service Administrative Company.

“Person” means any individual, corporation (including any non-profit corporation), partnership, limited liability company, joint venture, estate, trust, association, organization or other entity or Governmental Authority.

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“Pre-Paid Expenses” means the sum of all amounts paid by Sellers to any vendors for services to be rendered following the Closing, solely to the extent related to the Acquired Assets.

“Post-Closing Period” shall mean any taxable period beginning after the close of business on the Closing Date or, in the case of any tax period which includes, but does not begin after the close of business on, the Closing Date, the portion of such period beginning after the close of business on the Closing Date.

“Post-Closing Statement” has the meaning set forth in Section 3.4(a).

“Pre-Closing Period” means any taxable period ending on or before the close of business on the Closing Date or, in the case of any taxable period which includes, but does not end on, the Closing Date, the portion of such period up to and including the Closing Date.

“Proceedings” means any action, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative or investigative, and whether one or more) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Authority.

“Proxy Statement” has the meaning set forth in Section 5.7.

“Purchase Price” has the meaning set forth in Section 3.1.

“Purchase Price Adjustment” has the meaning set forth in Section 3.1.

“Redesignation Agreements” has the meaning set forth in Section 8.4.

“Regulatory Authorizations” has the meaning set forth in Section 7.4.

“Remaining Escrow Amount” has the meaning set forth in Section 3.5.

“Representative” means, with respect to a particular Person, any director, officer, manager, employee, agent, consultant, advisor or other representative of such Person, including legal counsel, accountants and financial advisors.

“Revenue” means “Total Revenue” as identified on the consolidated income statement of Sellers prepared in a manner consistent with Sellers’ financial statements for the quarter ended September 30, 2012 filed on Form 10-Q with the SEC on November 14, 2012, but excluding all Pass-Through Charges.

“Sale” has the meaning set forth in the Recitals.

“SEC” means the Securities and Exchange Commission.

“Seller(s)” has the meaning set forth in the introductory paragraph.

“Special Committee” has the meaning set forth in the recitals.

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“Subscriber Accounts” has the meaning set forth in Section 2.1(b).

“Subscriber A/R” has the meaning set forth in Section 2.1(c).

“Subsidiary” or “Subsidiaries” has the meaning set forth in the introductory paragraph.

“Superior Proposal” means a proposal or offer constituting an Acquisition Proposal that the Parent Board determines in good faith (after consultation with its financial advisor and outside counsel) to be (i) more favorable to the shareholders of the Parent than the Sale, taking into account all relevant factors (including the Person making such proposal and all terms and conditions of such proposal and this Agreement (including any changes to the terms and conditions of this Agreement proposed by Buyer in response to such offer or otherwise)) and (ii) reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects and conditions of such proposal, except that the reference to “20%” in the definition of “Acquisition Proposal” will be deemed to be a reference to “50%”.

“Tax” or “Taxes” (and with correlative meaning, “Taxable” and “Taxing”) means (i) any federal, state, provincial, local, foreign or other income, alternative, minimum, add-on minimum, accumulated earnings, personal holding company, franchise, capital stock, net worth, capital, profits, intangibles, windfall profits, gross receipts, value added, sales, use, goods and services, excise, customs duties, transfer, conveyance, mortgage, registration, stamp, documentary, recording, premium, severance, environmental (including taxes under Section 59A of the Internal Revenue Code of 1986, as amended (the “Code”)), natural resources, real property, personal property, ad valorem, intangibles, rent, occupancy, license, occupational, employment, unemployment insurance, social security, disability, workers’ compensation, payroll, health care, withholding, estimated or other similar tax, duty, levy or other governmental charge or assessment or deficiency thereof (including all interest and penalties thereon and additions thereto whether disputed or not) and (ii) any transferee liability in respect of any items described in clause (i) above.

“Telecommunications Services” means any and all of Sellers’ voice services, local services, VoIP, wireless services, data services, regulatory revenues, representative fees, CABS and other services.

“Termination Notice” has the meaning set forth in Section 11.3.

“Total Actual Revenue” means the actual Revenue for the three full calendar months immediately preceding the Benchmark Date, plus Future Revenue.

“Transaction Documents” means this Agreement, the Bill of Sale, the Assignment and Assumption Agreement, the License Agreement, the Escrow Agreement, and any other agreements, instruments or documents entered into pursuant to this Agreement.

“Transfer Taxes” has the meaning set forth in Section 8.1.

“Valuation Firm” means Burnham Securities.

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“Vendor Deposits” means all deposits on file with any third party vendor providing Telecommunications Services directly related to the Acquired Assets and Active Services.

1.2           Other Definitions and Interpretive Matters.

(a)          Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

Calculation of Time Period. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a day other than a Business Day, the period in question shall end on the next succeeding Business Day.

Dollars. Any reference in this Agreement to $ means U.S. dollars.

Exhibits. All Exhibits attached or annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement.

Gender and Number. Any reference in this Agreement to gender includes all genders, and words imparting the singular number only include the plural and vice versa.

Headings. The division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in the construction or interpretation of this Agreement. All references in this Agreement to any “Section” or “Article” are to the corresponding Section or Article of this Agreement unless otherwise specified.

Herein. Words such as “herein,” “hereof” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear, unless the context otherwise requires.

Including. The word “including” or any variation thereof means “including, without limitation,” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

(b)          No Strict Construction. Buyer, on the one hand, and the Sellers, on the other hand, participated jointly in the negotiation and drafting of this Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by Buyer, on the one hand, and the Sellers, on the other hand, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. Without limitation as to the foregoing, no rule of strict construction construing ambiguities against the draftsperson shall be applied against any Person with respect to this Agreement.

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ARTICLE 2

PURCHASE AND SALE

2.1           Purchase and Sale.

Upon the terms and subject to the conditions of this Agreement, on the Closing Date, Sellers shall sell, transfer, assign, convey and deliver, or cause to be sold, transferred, assigned, conveyed and delivered, to Buyer, and Buyer shall purchase, free and clear of all Encumbrances, all right, title and interest of Sellers in the assets used in the Sellers’ business of Telecommunications Services, including the assets specifically set forth below (herein collectively referred to as the “Acquired Assets”):

(a)          All voice services, local services, VoIP services, wireless services, data services, regulatory revenues, representative fees, CABS services, and other services that for the three months ended June 30, 2012 had revenue on consolidated income statement of Sellers of $16,820,000 (“Active Services”);

(b)          (i) The Active accounts of Sellers’ customers for the Telecommunications Services, other than the CABS Accounts (“Subscriber Accounts”), (ii) the Active accounts associated with Sellers’ CABS assets (the “CABS Accounts”) and (iii) all Sellers’ customer contracts and other rights to provide service associated with the Subscriber Accounts and CABS Accounts including all of the CABS contracts set forth on Schedule 2.1(b)(iii) (the “CABS Contracts”), together with all Books and Records related thereto (provided that Sellers shall have the right to retain a copy of all Books and Records);

(c)          The non-credit balance accounts receivable of Sellers with respect to their direct Active and non-Active subscribers (the “Subscriber A/R”);

(d)          The accounts receivable of Sellers with respect to CABS services (the “CABS A/R”);

(e)          All of Sellers’ network equipment that supports the Active Services, including all network equipment (including Metaswitch switch, collo equipment, VoIP switch, and fiber network), network spare parts, diagnostic tools, maintenance contracts, vehicles used to support the network and all other property, plant and equipment that are being used to operate, manage or maintain the Active Services, whether or not yet deployed, and whether or not specifically listed on Schedule 2.1(e) (collectively, the “Network Assets”).

(f)          A list of all cancelled and non-activated customer accounts of Sellers that have been terminated within the twelve (12) months immediately preceding the Closing Date and any and all rights to the customer accounts and relationships associated therewith;

(g)          All checks and other forms of customer payments received by Sellers following the Closing with respect to any of the Acquired Assets;

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(h)          All websites, web domains, trade names, customer service telephone numbers (toll free and local numbers) blocks of telephone numbers assigned to Sellers and all intellectual property rights and proprietary systems and software used to support the Acquired Assets, including those specifically listed on Schedule 2.1(h);

(i)          All customer deposits with respect to the Subscriber Accounts and CABS Accounts (the “Customer Deposits”);

(j)          All revenue associated with goods and services provided by Sellers with respect to Subscriber Accounts and CABS Accounts as of the Closing Date that has not been invoiced or billed as of the Closing Date;

(k)          An unlimited, perpetual, and transferable license to the BSS and OSS data and systems related to the Acquired Assets along with associated data definition and migration assistance, including copies of invoices for each Subscriber Account and CABS Account for a minimum of six (6) months prior to the Effective Date;

(l)          Any other assets listed on Schedule 2.1(l);

(m)          Copies of all tax, accounting and financial records related to the Acquired Assets or otherwise necessary for the operation of the Business from and after Closing; and

(n)          All of the contracts set forth on Schedule 2.1(n) (together with the contracts referred to in Sections 2.1(b) and 2.1(e) above, the “Assigned Contracts”), together with all Books and Records related thereto (provided that Sellers shall have the right to retain a copy of all Books and Records).

2.2           Excluded Assets. For the avoidance of doubt, the Acquired Assets shall not include any of the following (herein collectively referred to as the “Excluded Assets”):

(a)          Any of Sellers’ cash or cash equivalents, including but not limited to Vendor Deposits and Advance Vendor Payments;

(b)          Any of Sellers’ rights under this Agreement;

(c)          Any Contracts listed on Schedule 2.2(c) (“Excluded Contracts”);

(d)          All tax refunds, rebates, overpayments and other rights (including, without limitation, rights to indemnification) and claims of the Sellers in respect of or relating to Tax or other liabilities not assumed by the Buyer or in respect of or relating to any other Excluded Assets;

(e)          All books, records, files or other documentation and written materials exclusively relating to the Excluded Assets.

(f)          All shares of capital stock of the Sellers, all capital stock or equity of any other Person including the Parent’s membership interests in the Subsidiaries, and all corporate seals, corporate records, minute books, charter documents, record books, stock transfer books, original tax, accounting and financial records, and such other files, books and records as pertain to the organization, existence or capitalization of the Sellers or of any other Person;

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(g)          All assets, if any, in the Sellers’ executive or incentive compensation, bonus, deferred compensation, pension, profit sharing, savings, retirement, stock option, stock purchase, group life, health or accident insurance or other employee benefit plans, as listed on Schedule 2.2(g), and all contracts and other agreements and documents relating to all such plans;

(h)          Any items listed on Schedule 2.2(h) (“Listed Excluded Assets”).

2.3           Liabilities. Buyer shall assume and become responsible for (i) all the liabilities of any Seller arising under the Assigned Contracts after the Closing Date, and not out of any breach or default thereunder arising on or prior to the Closing Date, and (ii) any prorated expenses listed on Schedule 2.3(a) (individually an “Assumed Liability” and collectively, the “Assumed Liabilities”). Buyer shall not assume or become responsible for any obligation or liability of any Seller which is not an Assumed Liability including for the avoidance of doubt those listed on Schedule 2.3(b) (individually an “Excluded Liability” and collectively, the “Excluded Liabilities”), all of which shall be retained and discharged by Sellers. For the avoidance of doubt, liabilities solely arising from the operation of the Acquired Assets by Buyer after the Closing Date, and not out of any event, occurrence, fact, condition, action or inaction on or prior to the Closing Date shall not constitute Excluded Liabilities and shall be the responsibility of Buyer.

2.4           Further Assurance. At the Closing, and at all times thereafter as may be necessary, the Sellers shall execute and deliver to Buyer such other instruments of transfer as shall be reasonably necessary or appropriate to vest in Buyer good and indefeasible title to the Acquired Assets free and clear of all Encumbrances and to comply with the purposes and intent of this Agreement, including the written confirmations required pursuant to Section 9.5 and the assignment and transfer of all intellectual property as contemplated by Section 2.1(h), and the Sellers, on the one hand, and Buyer, on the other hand, shall use their reasonable efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable law, and execute and deliver such documents and other papers, as may be required to consummate the transactions contemplated by this Agreement and the other Transaction Documents.

ARTICLE 3

PURCHASE PRICE

3.1           Purchase Price.

 The purchase price (the “Purchase Price”) for the purchase, sale, assignment and conveyance of Sellers’ right, title and interest in, to and under the Acquired Assets shall consist of cash in an amount equal to $22,000,000 (the “Base Purchase Price”), as adjusted pursuant to this Article 3 (the “Purchase Price Adjustment”).

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3.2           Purchase Price Adjustment Calculation.

 The Purchase Price Adjustment shall be calculated utilizing certain financial information described in Section 3.3, as soon as such information is available. Such calculation shall occur in the following order:

(i)          First, the Parties shall begin preparing the Closing Statement (as defined below) upon receipt of the necessary information listed in Section 3.3(a)(i) and Section 3.3(a)(ii);

(ii)         Second, the Parties shall finalize and complete the Closing Statement utilizing the information contained in Section 3.3(a)(iii) and Section 3.3(a)(iv) below; and

(iii)        Third, the Parties shall agree upon and calculate the Closing Date Payment as set forth in Section 3.3(b) below.

3.3           The Closing Statement.

(a)          The Closing Statement shall consist of a written statement delivered from Seller to Buyer (the “Closing Statement”) no later than five (5) Business Days prior to the Closing Date, setting forth Sellers’ good faith estimate of:

(i)          the Total Actual Revenue;

(ii)         the amount of Total Actual Revenue that is related to Subscriber Accounts and CABS Accounts (excluding the Subscriber Accounts and CABS Accounts listed on Exhibit A hereto) that are more than forty-five (45) days past due from the invoice due date;

(iii)        the outstanding amounts of the current, 30-day, 60-day, 90-day and 120-day+ CABS A/R and the current, 30-day, 60-day, 90-day and 120-day+ Subscriber A/R, as of the last day of the calendar month ending immediately prior to the Benchmark Date;

(iv)         Pre-Paid Expenses as of the Closing Date; and

(v)          Customer Prepayments as of the Closing Date.

Should Buyer object to any of the amounts or calculations in the Closing Statement, Buyer and Sellers shall cooperate in a diligent good faith manner to resolve such objections prior to the Closing, and the Closing Statement shall be adjusted prior to the Closing to reflect any changes agreed to by Buyer and Sellers prior to the Closing.

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(b)          The “Closing Date Payment” shall be an amount equal to the Base Purchase Price:

(i)          minus an amount equal to (A) (I) the amount by which $15,900,000 exceeds the Total Actual Revenue set forth on the Closing Statement, divided by (II) $15,900,000, multiplied by (B) the Base Purchase Price;

(ii)         for purposes of Section 3.3(b)(i) above, the Total Actual Revenue used for such adjustment as set forth on the Closing Statement shall not include any Revenue related to Subscriber Accounts that are more than forty-five (45) days past due from the invoice due date (unless related to the accounts listed in Exhibit A);

(iii)        minus the amount by which $5,842,365 (which is the current and 30-day Subscriber A/R and the current and 30-day CABS A/R balance of as September 30, 2012) exceeds the sum of the current and 30-day Subscriber A/R and the current and 30-day CABS A/R, as of the last day of the calendar month ending immediately prior to the Benchmark Date set forth on the Closing Statement, if any;

(iv)         plus the amount of the Pre-Paid Expenses as of the Closing Date set forth on the Closing Statement;

(v)          minus the amount of the Customer Prepayments as of the Closing Date set forth on the Closing Statement; and

(vi)         minus the Escrow Amount.

(c)          At the Closing, Buyer shall (i) pay to Sellers in cash by wire transfer of immediately available funds to the account or accounts designated by Sellers in the Closing Statement an amount equal to the Closing Date Payment and (ii) deposit by wire transfer or otherwise, the Escrow Amount into the Escrow Account.

3.4         Post-Closing Adjustment.

(a)          No later than ninety (90) days following the Closing Date, Buyer shall deliver to Sellers a written statement (the “Post-Closing Statement”) setting forth Buyer’s good faith determination of (i) the Total Actual Revenue and (ii) the outstanding amounts of CABS A/R and Subscriber A/R as of the last day of the calendar month ending immediately prior to the Benchmark Date. Within fifteen (15) days of Sellers’ receipt of the Post-Closing Statement, Sellers must notify Buyer in writing if they object to any of the amounts or calculations in the Post-Closing Statement and identify the objectionable amounts or calculations in their written notice to Buyer. Buyer and Sellers shall cooperate in a diligent good faith manner to resolve such objections as soon as possible after Buyer’s receipt of Sellers’ objections, but not later than the earlier of (iii) December 15, 2013, or (iv) one hundred twenty (120) days from the Closing Date, and the Post-Closing Statement shall be adjusted to reflect any changes agreed to by Buyer and Sellers.

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(b)          The “Buyer Adjustments” shall be an amount equal to (i) the product of (A) the Base Purchase Price and (B) (1) the amount by which the sum of the Total Actual Revenue set forth on the Closing Statement exceeds the Total Actual Revenue set forth on the Post-Closing Statement, if any, divided by (2) $15,900,000, plus (ii) the amount by which the sum of the current and 30-day CABS A/R and Subscriber A/R set forth on the Closing Statement exceeds the sum of the current and 30-day CABS A/R and Subscriber A/R set forth on the Post-Closing Statement, if any. In the event of any Buyer Adjustments, Sellers and Buyer shall jointly direct the Escrow Agent to release such amount to Buyer from the Escrow Account. In no event shall the Buyer Adjustments exceed the Escrow Amount. In addition, there shall be no Buyer Adjustments unless the Total Actual Revenue set forth on the Post-Closing Statement is less than $15,900,000.

(c)          To the extent that Sellers receive any credit or refund relating to Pre-Paid Expenses or payments under any of the Acquired Assets (relating to the time period subsequent to Closing), Sellers shall refund to Buyer such amounts and these shall be reflected as an additional credit to Buyer.

(d)          For purposes of this Section 3.4, references to Total Actual Revenue shall not include any Revenue related to Subscriber Accounts that are more than forty-five (45) days past due from the invoice due date (unless related to the accounts listed in Exhibit A).

(e)          Buyer and Sellers agree that the Post-Closing Adjustments provided in this Section 3.4 will be handled contemporaneously with the Closing, and the provisions of Section 3.4(a) and (b) will have no application in the event that at least forty-five (45) days prior to the Closing Date, Sellers have provided to Buyer all financial and customer data for the three full calendar months immediately preceding the Benchmark Date. Buyer and Seller agree that Future Revenue shall be delivered by Seller with the Closing Statement.

(f)          Within 30 days of the agreement between Buyer and Seller on the Post Closing adjustments as outlined in Section 3.4(e), Buyer will provide an allocation of the Purchase Price based on an independent valuation of the acquired assets. Buyer and Seller agree to use the results of the independent valuation as the basis for any reporting that may be required under the Code or applicable Treasury regulations.

3.5         Post-Closing Escrow Release.

The Parties agree that any of the Escrow Amount still remaining in the Escrow Account (the “Remaining Escrow Amount”), as of the earlier of December 15, 2013 or the day six (6) months from the Closing Date, shall be released and the Escrow Account closed, subject to (a) the terms and conditions set forth in the Escrow Agreement and (b) any pending and/or unsatisfied claims for indemnification by Buyer pursuant to Article 12 of this Agreement.

ARTICLE 4

CLOSING

4.1         Closing Location and Date.

(a)          Upon the terms and subject to the conditions hereof, the closing of the sale of the Acquired Assets (the “Closing”) shall take place at 3060 Peachtree Road NW, Suite 1065, Atlanta, Georgia 30305.

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(b)          The date of Closing (the “Closing Date”) shall be no later than the tenth (10th) Business Day after completion of all of the following:

(i)          all of the conditions to closing set forth in Article 9 and Article 10 are satisfied or waived (other than conditions that are intended to be satisfied at the Closing); and

(ii)         the Closing Statement (as defined and set forth in Article 3) shall be completed and agreed upon by the Parties, and the Closing Date Payment (as defined and set forth in Article 3) shall be calculated.

4.2         Buyer’s Deliveries.

At the Closing, Buyer shall deliver or cause to be delivered

(a)          to Sellers:

(i)          the Closing Date Payment in immediately available funds to the account designated by Sellers in the Closing Statement;

(ii)         the Bill of Sale, the Assignment and Assumption Agreement, the License Agreement, the Escrow Agreement, and each other Transaction Document to which Buyer is a party, duly executed by Buyer;

(iii)        the certificates of Buyer to be received by Sellers pursuant to Sections 10.1 and 10.2; and

(b)          to the Escrow Agent, the Escrow Amount.

4.3         Sellers’ Deliveries.

At the Closing, Sellers shall deliver or cause to be delivered to Buyer:

(a)          the Bill of Sale, an Assignment and Assumption Agreement, the License Agreement, the Escrow Agreement, and each other Transaction Document to which any Seller is a party, duly executed by each applicable Seller;

(b)          the certificates of each Seller to be received by Buyer pursuant to Sections 9.1 and 9.2;

(c)          such other bills of sale, endorsements, assignments and other good and sufficient instruments of conveyance and redesignation, in a form reasonably satisfactory to Buyer, as Buyer may reasonably request to vest in Buyer all the right, title and interest of Sellers in, to or under any or all of the Acquired Assets, including any redesignation agreements or other documentation in the form required by the incumbent local exchange carrier(s) and any other vendor(s) to enable the expedited transfer of the Acquired Assets;

(d)          physical possession of all tangible Acquired Assets;

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(e)          consents for transfer of any third party contracts executed by Sellers and all transferees;

(f)          a copy of each non-solicitation agreement described in Section 9.6 and set forth on Schedule 4.3(f);

(g)          a certificate signed by an officer of the applicable Seller(s) certifying that all Active Services on the Cilantro Network Platform have been successfully migrated to the Free Switch Network Platform;

(h)          a certificate signed by an officer of the applicable Seller(s) certifying that the redundant Free Switch Network Platform shall have been successfully installed in Sellers’ Lexington, KY, location (or some other means mutually agreeable to the Parties);

(i)          a certified copy of Sellers’ 2012 audited financial report, to include the report from Sellers’ independent auditors, which shall contain neither a qualified opinion nor a going concern opinion; and

(j)          payoff letters and releases of all Encumbrances on the Acquired Assets in form and substance reasonably satisfactory to Buyer.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF SELLERS

Each Seller jointly and severally represents and warrants to Buyer as follows:

5.1         Organization and Good Standing.

Each Seller is a legal entity validly existing and in good standing under the laws of its jurisdiction of incorporation or creation. No Seller is in violation of its governing documents in any material respect.

5.2         Authority; Validity; Consent.

(a)          The execution and delivery by each Subsidiary of this Agreement and the other Transaction Documents to which it is a party, and the performance by each Subsidiary of its obligations hereunder and thereunder, have been duly and validly authorized, no other action on the part of any Subsidiary being necessary. This Agreement has been duly and validly executed and delivered by the Subsidiaries and constitutes, and upon the execution and delivery by the Subsidiaries of the other Transaction Documents to which each is a party, such Transaction Documents will constitute, legal, valid and binding obligations of each Subsidiary enforceable against each in accordance with their terms, except as such enforceability is limited by bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors’ rights generally or general principles of equity.

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(b)          The execution and delivery by Parent of this Agreement and the other Transaction Documents to which it is a party, and the performance by Parent of its obligations hereunder and thereunder, including without limitation, the Sale, have been duly and validly authorized by the Parent Board, and except for the Parent Shareholder Approval, no other action on the part of Parent or its shareholders is necessary. This Agreement has been duly and validly executed and delivered by Parent and constitutes, and upon the execution and delivery by Parent of the other Transaction Documents to which it is a party, such Transaction Documents will constitute, legal, valid and binding obligations of Parent enforceable against Parent in accordance with their terms, except as such enforceability is limited by bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors’ rights generally or general principles of equity.

(c)          The affirmative vote or consent of the holders of a majority of the outstanding shares of Parent’s common stock, par value $0.001 per share, with respect to which votes are entitled to be cast in connection with the approval of this Agreement and the Sale (the “Parent Shareholder Approval”), is the only vote or consent of the holders of any class or series of capital stock or other equity interests of Parent necessary to approve this Agreement or the Sale.

5.3         Litigation.

Except as set forth on Schedule 5.3, there are no Proceedings pending or, to the knowledge of the Sellers, threatened against any Seller, that would adversely affect the Business or any Seller’s ability to perform its obligations under this Agreement or any other Transaction Documents or to consummate the transactions contemplated hereby or thereby.

5.4         Compliance with Legal Requirements.

Each of the Sellers have complied in all material respects with all Legal Requirements and Sellers have not received written notice or been charged with a violation of any Legal Requirements. There are no outstanding Orders against Sellers or the Business.

5.5         Assigned Contracts.

(a)          Except as set forth on Schedule 5.5 (the “Required Consents”), the Assigned Contracts do not require the consent of any third party in order for their assignment hereunder to Buyer to be valid and binding on the Customer or vendor party to such Assigned Contract.

(b)          (i) Each Assigned Contract (A) is valid and binding on Seller or Sellers and, to the knowledge of Sellers, the other party thereto, and (B) is in full force and effect; (ii) to the knowledge of each Seller, each Seller is not, and no other party thereto is, in breach of, or in default under, any Assigned Contract, and (iii) except as set forth on Schedule 5.5(b)(iii) each Seller is fully paid and current on all payment terms under each Assigned Contract, as of the Closing Date.

(c)          Sellers have delivered to Buyer accurate, correct and complete copies of all Assigned Contracts, including all amendments, supplements, modifications and waivers thereof. All Assigned Contracts are in writing.

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(d)          No party to any of the Assigned Contracts has exercised any termination rights with respect thereto, and no such party has given written notice of any significant dispute with respect to any Assigned Contract which has not been resolved as of the date hereof.

5.6         Brokers or Finders.

Neither Seller, nor any Person acting on behalf of either Seller, has paid or become obligated to pay any fee or commission to any broker, finder, investment banker, agent or intermediary for or on account of the transactions contemplated by this Agreement for which Buyer is or will become liable, and Sellers shall hold harmless and indemnify Buyer from any claims with respect to any such fees or commissions.

5.7         Proxy Statement.

The proxy statement of Parent to be filed with the SEC in connection with the Sale (such proxy statement, as amended or supplemented from time to time, the “Proxy Statement”) and any amendments or supplements thereto will, when filed, comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder. The information relating to the Sellers that is or will be provided by Parent or its Representatives for inclusion in the Proxy Statement, and in any other document filed with any other Governmental Authority in connection with the Sale, will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

5.8         Disclaimer of Other Representations and Warranties.

EXCEPT as expressly set forth in this AGREEMENT, Sellers make no representation or warranty, express or implied, at law or in equity, in respect of any assets (including without limitation the Acquired Assets), liabilities or operations, including, without limitation, with respect to merchantability or fitness for any particular purpose, and any such other representations or warranties are hereby expressly disclaimed. Buyer hereby acknowledges and agrees that, except to the extent specifically set forth in this AGREEMENT, Buyer is purchasing the Acquired Assets, INCLUDING BUT NOT LIMITED TO THE FUNCTIONALITY OF SOFTWARE ON SELLERS’ SYSTEM, on an “as-is, where-is” basis.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Sellers as follows:

6.1         Organization and Good Standing.

Buyer is a corporation validly existing and in good standing under the laws of the state of Georgia. Buyer is not in violation of its governing documents in any material respect.

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6.2           Authority; Validity.

Buyer has the requisite corporate power and authority necessary to enter into and perform its obligations under this Agreement and the other Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement by Buyer and the consummation by Buyer of the transactions contemplated herein have been duly and validly authorized by all requisite corporate authority in respect thereof. This Agreement has been duly and validly executed and delivered by Buyer and each other Transaction Document to which Buyer is a party will be duly and validly executed and delivered by Buyer, as applicable, at Closing. This Agreement and the other Transaction Documents to which Buyer is a party constitute the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with their respective terms, except as such enforceability is limited by bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors’ rights generally or general principles of equity.

6.3           Litigation.

There are no Proceedings pending or, to the knowledge of Buyer, threatened against Buyer, that would adversely affect Buyer’s ability to perform its obligations under this Agreement or any other Transaction Documents or to consummate the transactions contemplated hereby or thereby.

6.4           Brokers or Finders.

Neither Buyer, nor any Person acting on behalf of Buyer, has paid or become obligated to pay any fee or commission to any broker, finder, investment banker, agent or intermediary for or on account of the transactions contemplated by this Agreement for which any Seller is or will become liable, and Buyer shall hold harmless and indemnify Sellers from any claims with respect to any such fees or commissions.

6.5           Financial Capacity.

At the Closing, Buyer will have sufficient unrestricted funds on hand or committed lines of credit to consummate the transactions contemplated by this Agreement.

ARTICLE 7

ACTION PRIOR TO CLOSING

7.1           Maintenance of Subscriber Accounts, CABS Accounts and Network Assets.

From the date hereof until the Closing Date, Sellers shall operate the Business, including the Subscriber Accounts, CABS Accounts and Network Assets, in the ordinary course of business, and, except as required by Legal Requirements, shall not change recurring or non-recurring rates, promotions, sales incentives, commission plans, credit policy or collection procedures for the Active Services without the prior written consent of Buyer, which consent shall not be unreasonably withheld. Except pursuant to this Agreement, from the date hereof until the Closing Date, Sellers shall not sell, lease, license, transfer, swap or subject to any Encumbrance, any of the Acquired Assets.

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7.2         Access.

From the date hereof until the Closing Date, Sellers shall make available to Buyer during normal business hours any and all Books and Records and other data that is reasonably related to the Acquired Assets including billing data, pricing data, product descriptions, payment data, customer service data, regulatory data, network data and repair records data.

7.3         Migration of Data.

Sellers shall cooperate with Buyer to migrate all data related to the Acquired Assets from the BSS and the OSS into Buyer’s systems to Buyer’s reasonable satisfaction. Cooperation beyond five (5) days after the Closing Date shall not be required of Sellers in the event Sellers provide the financial and customer data specified in Section 3.4(e) at least forty-five (45) days prior to the Closing Date.

7.4         Regulatory Authorizations.

Promptly following the execution of this Agreement, each of Sellers and Buyer and its designated wholly-owned subsidiaries will, on their own behalf and at their own expense, make all such filings as Buyer deems necessary in order to obtain all approvals required for the consummation of the transactions contemplated hereby from the Federal Communications Commission and any state public service or public utilities commission having regulatory authority over the Subscriber Accounts and CABS Accounts (collectively, the “Regulatory Authorizations”). Each of Sellers and Buyer shall use their respective reasonable best efforts to obtain the Regulatory Authorizations.

7.5         Notification of Customers.

Sellers and Buyer shall issue a required joint letter to all customers of Sellers affected by the transactions contemplated by this Agreement prior to the Closing or as otherwise required by the Regulatory Authorizations. Buyer shall bear the reasonable costs of such letters.

7.6         Parent Shareholder Approval.

(a)          Parent will prepare as soon as reasonably practicable following the date hereof, and file with the SEC, a preliminary Proxy Statement that includes the Parent Board Recommendation that Parent’s stockholders vote in favor of the Sale, and Buyer will cooperate with Parent in such preparation and filing. Notwithstanding anything contained in this Agreement to the contrary, Parent will use its best efforts to (i) have the Proxy Statement cleared by the SEC as promptly as practicable after such filing, and (ii) cause the Proxy Statement to be mailed to Parent’s stockholders as promptly as practicable and, in any event, within ten (10) Business Days after the Proxy Statement is cleared by the SEC. Parent or Buyer, as the case may be, will furnish all information concerning itself as the other may reasonably request in connection with the preparation and filing with the SEC of the Proxy Statement. Buyer will be given a reasonable opportunity to review and comment on the Proxy Statement before it (or any amendment or supplement thereto) is filed with the SEC, and Parent will, in its reasonable discretion, include in the Proxy Statement any comments reasonably proposed by Buyer.

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(b)          Parent will (i) provide Buyer with copies of any written comments, and advise Buyer of any oral comments, with respect to the Proxy Statement (or any amendment or supplement thereto) received from the SEC or its staff, (ii) provide Buyer a reasonable opportunity to review Parent’s proposed response to such comments, (iii) in its reasonable judgment include in Parent’s written response to such comments any comments reasonably proposed by Buyer, and (iv) provide Buyer a reasonable opportunity to participate in any discussions or meetings with the SEC.

(c)          If at any time before the Closing any information relating to Parent or Buyer, or any of their respective affiliates, directors or officers, should be discovered by Parent or Buyer which should have been included in the Proxy Statement or should be set forth in an amendment or supplement to the Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information will promptly notify the other parties hereto and an appropriate amendment or supplement describing such information will be promptly filed with the SEC and, to the extent required by law, disseminated to the shareholders of Parent.

(d)          Subject to the provisions of this Section 7.6, Parent will not, nor will it authorize or permit any of the Subsidiaries to, and will cause the Subsidiaries and its and their Representatives not to, (i) initiate, solicit or knowingly encourage the submission of, or, other than informing Persons of the provisions contained in this Section 7.6(d), participate or engage in any negotiations or discussions with respect to, any Acquisition Proposal, (ii) in connection with any potential Acquisition Proposal, disclose or furnish any nonpublic information or data to any Person concerning the Sellers or afford any Person other than Buyer or its Representatives access to the properties, books or records of Parent and the Subsidiaries, except as required by Legal Requirements, pursuant to a request for information of any Governmental Authority or in accordance with, and pursuant to Section 7.6(f), or (iii) enter into or execute, or propose to enter into or execute any agreement in respect of an Acquisition Proposal. Parent will, and will cause the Subsidiaries and Representatives of the Parent and the Subsidiaries to, cease immediately and cause to be terminated all discussions and negotiations with any Person (other than Buyer or its Representatives) that commenced prior to the date of this Agreement regarding any proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, and request from each Person that has executed a confidentiality agreement with Parent the prompt return or destruction of all confidential information previously furnished to such Person or its Representatives and terminate access by each such Person and its Representatives to any online or other data rooms containing any information in respect of Parent or any of the Subsidiaries.

(e)          Neither the Parent Board nor any committee thereof will directly or indirectly (i) withdraw (or modify or qualify in a manner adverse to Buyer), or publicly propose to withdraw (or modify or qualify in a manner adverse to Buyer), the Parent Board Recommendation, (ii) recommend, adopt or approve or publicly propose to recommend, adopt or approve an Acquisition Proposal, (iii) take any action or make any statement inconsistent with the Parent Board Recommendation (it being understood that taking a neutral position or no position with respect to any Acquisition Proposal shall be considered an adverse modification), or (iv) take any other action or make any other public statement inconsistent with such Parent Board Recommendation (any action described in this Section 7.6(e) being referred to as a “Change of Recommendation”).

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(f)          Notwithstanding anything to the contrary contained in Section 7.6(d) or Section 7.6(e), if at any time following the Effective Date and before Parent’s receipt of the Parent Shareholder Approval (i) Parent has received a bona fide written Acquisition Proposal from a Person other than Buyer that was not solicited by Parent, the Subsidiaries or their Representatives and that did not otherwise result from a breach of Section 7.6(d) and (ii) the Special Committee determines in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal constitutes or would be likely to result in a Superior Proposal, then Parent may (A) furnish information with respect to Parent and the Subsidiaries to the Person making such Acquisition Proposal and (B) participate in discussions or negotiations with the Person making such Acquisition Proposal regarding such Acquisition Proposal; provided that the Sellers will not, and Parent will not allow any Subsidiary to, and will instruct the Sellers’ Representatives not to, disclose any information to such Person without first entering into an confidentiality agreement reasonably acceptable to Buyer and containing provisions no less favorable to Parent than the Confidentiality Agreement and will promptly provide to Buyer prior to or on a substantially concurrent basis any information concerning Parent and the Subsidiaries provided to such other Person which was not previously provided to Buyer.

(g)          Sellers shall as promptly as reasonably practicable (and in any event within 24 hours of receipt) notify Buyer in the event that Parent, any Subsidiary or any of the Seller’s Representatives receives (i) any Acquisition Proposal, (ii) any request for information relating to Parent or any Subsidiary other than requests for information in the ordinary course of business and unrelated to an Acquisition Proposal, (iii) any inquiry or request for discussions or negotiations regarding or which could reasonably be expected to result in an Acquisition Proposal; or (iv) any information, written or oral, that could be reasonably be expected to adversely affect the consummation of the Sale. Sellers will as promptly as reasonably practicable (and in any event within 24 hours of receipt) provide to Buyer a copy of such Acquisition Proposal, request or inquiry. Sellers will keep Buyer reasonably informed on a current basis of the status of any Acquisition Proposal, request or inquiry, and any material developments, discussions and negotiations. Without limiting the foregoing, Sellers will promptly notify Buyer if Parent determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal pursuant to Section 7.6(f) and will give advance written notice of at least seven (7) Business Days (the “Notice Period”) to Buyer before effecting a Change of Recommendation relating to a Superior Proposal or terminating this Agreement pursuant to Section 7.6(h).

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(h)          Notwithstanding anything to the contrary contained herein, in response to an Acquisition Proposal not solicited by Parent, the Subsidiaries or their Representatives and that did not otherwise result from a breach of Section 7.6(d), which the Special Committee concludes in good faith, after consultation with outside counsel and its financial advisors, constitutes a Superior Proposal, the Parent Board may, at any time prior to Parent’s receipt of the Parent Shareholder Approval (i) effect a Change of Recommendation with respect to such Superior Proposal, or (ii) terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal, in each case so long as it has determined in good faith after consultation with outside counsel and after giving due consideration to all adjustments to the terms of this Agreement which may be offered by Buyer, that such action would be required by its fiduciary duties to the shareholders of Parent under applicable Legal Requirements; provided, however, that the Parent Board may not effect a Change of Recommendation relating to a Superior Proposal pursuant to the foregoing clause (i) or terminate this Agreement pursuant to the foregoing clause (ii) unless Parent shall have negotiated, and shall have caused its Representatives (including members of the Special Committee and its advisors) to negotiate during the Notice Period with Buyer in good faith to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal.

(i)          Nothing contained in this Section 7.6 shall prohibit the Parent Board from (i) taking and disclosing to the shareholders of Parent a position contemplated by Rule 14e-2(a) or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act or (ii) making any disclosure to its shareholders if the Parent Board has reasonably determined in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties to the shareholders of Parent under applicable Legal Requirement; provided, however, that the Parent Board may not effect a Change of Recommendation except to the extent permitted by Section 7.6(h). Any disclosure of a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, an express rejection of any applicable Acquisition Proposal or an express reaffirmation of its recommendation to its shareholders in favor of approval of this Agreement shall be deemed to be a Change of Recommendation.

(j)          Parent will establish a record date for, duly call, give notice of, convene and hold a meeting of its shareholders (the “Parent Shareholders Meeting”) for the purpose of obtaining the Parent Shareholder Approval, regardless of whether the Parent Board determines at any time that this Agreement is no longer advisable or recommends that the shareholders of Parent reject it or any other Change of Recommendation has occurred at any time; provided, however, that (i) if Parent is unable to obtain a quorum of its shareholders at such time, Parent may adjourn the Parent Shareholders Meeting for no more than five (5) Business Days if necessary in order to obtain a quorum of its shareholders and Parent will use its reasonable best efforts during such five (5) Business Day period to obtain a quorum as promptly as practicable, (ii) Parent may adjourn or postpone the Parent Shareholders Meeting to the extent Parent reasonably determines that such adjournment or postponement is required by applicable Legal Requirement and (iii) if Parent receives an Acquisition Proposal, or the price or material terms of a previously received Acquisition Proposal are modified or amended, in any such case during the seven (7) Business Day period immediately before the day of the Parent Shareholders Meeting, Parent may delay the Parent Shareholders Meeting until the date that is the seventh (7th) Business Day after the date on which the Parent Shareholders Meeting would have been held but for such extension. Unless the Parent Board shall have effected a Change of Recommendation in accordance with Section 7.6(h), the Parent Board will make the Parent Board Recommendation and Parent will use its reasonable best efforts to obtain the Parent Shareholder Approval, and Parent will otherwise comply with all Legal Requirements applicable to the Parent Shareholders Meeting.

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ARTICLE 8

ADDITIONAL AGREEMENTS

8.1           Transfer Taxes.

Any sales Tax, use Tax, personal property Tax or similar Tax attributable to the sale or transfer of the Acquired Assets (“Transfer Taxes”), if any, shall be apportioned 50% to the Buyer and 50% to the Seller. Both Parties, after reasonable investigation, believe that no Transfer Taxes apply to the Sale transaction contemplated herein.

8.2           Solicitation.

Each Seller hereby agrees that from and after the Closing Date and continuing for a period of one (1) year from the Closing Date such Seller shall not, directly or indirectly, solicit the Buyer’s customers, including those customers associated with the Subscriber Accounts and CABS Accounts for the purpose of any telephony business or any business represented by the Acquired Assets. Each Seller agrees and acknowledges that in order to assure Buyer that the Acquired Assets will retain their value, it is necessary that each Seller undertakes the foregoing restriction.

8.3           Taxes.

Sellers shall be responsible for and shall pay any Taxes arising or resulting from or in connection with the ownership of the Acquired Assets attributable to the Pre-Closing Period. Sellers shall be entitled to any refund stemming from or relating to any payment of such Taxes arising or resulting from or in connection with the ownership of the Acquired Assets attributable to the Pre-Closing Period. Buyer shall be responsible for and shall pay any Taxes arising or resulting from or in connection with the ownership of the Acquired Assets attributable to the Post-Closing Period. Buyer shall be entitled to any refund stemming from or relating to any payment of such Taxes arising or resulting from or in connection with the ownership of the Acquired assets attributable to the Post-Closing Period. All Taxes (not including income Taxes) levied with respect to the Acquired Assets for a taxable period which includes (but does not end on) the Closing Date shall be apportioned between Buyer and Sellers based on the number of days included in such period through and including the Closing Date and the number of days included in such period after the Closing Date.

8.4           Redesignation Charges.

Each Seller shall take all actions, pay all vendor costs, and execute all agreements provided by any vendors (the “Redesignation Agreements”), including AT&T, CenturyLink, Level 3, MetaSwitch, Paetec, Sprint, Telispire, Time Warner Cable, TW Telecom, Verizon and Windstream, necessary to redesignate, in a manner reasonably acceptable to Buyer, the Acquired Assets to Buyer under the applicable contracts between Buyer and such vendors. Without limiting the foregoing Seller shall pay any outstanding indebtedness incurred in the ordinary course of business relating to vendors from whom Buyer might seek Redesignation Agreements and be paid current with all such vendors as of the Closing Date.

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8.5           Employees.

Buyer shall have the right (but not the obligation) to hire in its discretion any support personnel currently supporting the Acquired Assets.

8.6           Access to Premises.

With respect to any of Sellers’ locations not assumed by Buyer (“Non-Assumed Locations”), each Seller hereby agrees that from and after the Closing Date and continuing for ninety (90) days from the Closing Date but no later than December 15, 2013 (the “Access Period”), it shall allow Buyer full and unrestricted access to the Network Assets at such Non-Assumed Locations listed on Schedule 8.6, to allow for the coordinated and customary removal by Buyer of such Network Assets. Sellers shall take no action to terminate the leases or sublet or encumber the space housing the Network Assets at the Non-Assumed Locations prior to Buyer removing the Network Assets, and Sellers shall maintain security at such Non Assumed Locations at or better than the level provided prior to the Closing Date until Buyer has removed all Network Assets.

8.7           Use of Seller Names.

Immediately following the Closing, Sellers shall cease marketing any business activity under any names identified on Schedule 8.7 (“Acquired Names”), and each Seller further agrees that on or before the date nine (9) months immediately following the Closing Date it will have changed its legal name and completely ceased use of such Acquired Names. At Closing, Sellers shall deliver to Buyer consents to use such names in form and substance satisfactory to Buyer.

8.8           Audited 2013 Financials of Sellers.

Seller agrees to continue to have its quarterly financial statements reviewed in accordance with Statement of Accounting Standards Bulletin 100 – Interim Financial Reporting (“SAS 100”) for all periods through the fiscal quarter ending September 30, 2013, or December 31, 2013 if the Closing occurs after September 30, 2013. Seller will provide Buyer with its quarterly reviewed financial statements and associated internally generated schedules, notes and work papers for each SAS 100 review performed in fiscal year 2013 through the nine months ended September 30, 2013, or December 31, 2013 if the Closing occurs after September 30, 2013, regardless of whether or not such reports are ultimately publicly filed with the SEC.

8.9           Fairness Opinion Payment.

Buyer agrees to pay the Fairness Opinion Payment on or prior to 30 days from the Effective Date of this Agreement provided Seller has provided Buyer with a copy of the invoice from the Valuation Firm.

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ARTICLE 9

CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER TO CLOSE

The obligations of Buyer to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver, at or prior to the Closing, of each of the following conditions:

9.1           Accuracy of Representations.

The representations and warranties of the Sellers set forth in this Agreement shall be true and correct in all material respects (except that those representations and warranties that are qualified as to materiality shall be true and correct in all respects) as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (provided that representations and warranties that are confined to a specified date shall speak only as of such date). Buyer shall have received a certificate signed by each Seller to such effect.

9.2           Sellers’ Performance.

Each covenant and agreement that any Seller is required to perform or to comply with pursuant to this Agreement at or prior to the Closing shall have been duly performed and complied with in all material respects and Buyer shall have received a certificate signed by such Seller to such effect.

9.3           Regulatory Authorizations; No Order.

Buyer or its designated wholly-owned subsidiaries shall have received the Regulatory Authorizations with respect to Subscriber Accounts and CABS Accounts representing ninety-five percent (95%) of Total Actual Revenue, and no Governmental Authority shall have enacted, issued, promulgated or entered any Order that is in effect and has the effect of making illegal or otherwise prohibiting the consummation of the transactions contemplated by this Agreement or could reasonably be expected to cause any of such transactions to be rescinded following the Closing, provided that Buyer has requested such authorizations within ten days of notice to Buyer of receipt of the Parent Shareholder Approval. Upon receipt of Regulatory Authorizations with respect to Subscriber Accounts and CABS Accounts representing ninety-five percent (95%) of Total Actual Revenue, Buyer will agree (a) to carve out from the Acquired Assets those Subscriber Accounts and CABS Accounts in states where Regulatory Authorizations have not yet been received with an appropriate reduction to the Purchase Price and Closing Date Payment to be negotiated between Buyer and Sellers, or (b) to enter into a management agreement with Sellers for such remaining states, to include all appropriate terms and conditions that would allow Buyer to manage for Sellers services provided to customers in the remaining states on behalf of Sellers, in a form to be negotiated by Buyer and Sellers.

9.4           Sellers’ Deliveries.

Each of the deliveries required to be made to Buyer pursuant to Section 4.3 shall have been so delivered.

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9.5           Redesignation.

Each Seller shall have taken all actions to execute a Redesignation Agreement with each party listed on Schedule 9.5 (which reflects certain Excluded Contracts not assumed by Buyer pursuant to Section 2.1(n)), to redesignate, in a manner reasonably acceptable to Buyer, the Acquired Assets to Buyer under the applicable contracts between Buyer and such vendors, and shall have complied with all obligations set forth in Section 8.4 hereof. To the extent any vendors have not executed Redesignation Agreements, Buyer and Sellers shall have agreed on a management agreement with respect to the affected customers as described in Section 9.3(b) above. Buyer may update Schedule 2.1(n) in its sole discretion prior to the Closing Date.

9.6           Non-Solicitation Agreements.

Each Seller shall have entered into fully assignable and enforceable agreements with each of its officers and each of the key employees of such Seller listed on Schedule 9.6 (the “Key Employees”) in a form to be mutually agreed upon by Buyer and Sellers that restrict such Persons, directly or indirectly from soliciting (“soliciting” shall mean any contact initiated by such Persons for the purpose of selling services competitive to Buyer’s services) the Buyer’s customers, including those customers associated with the Subscriber Accounts and CABS Accounts for the purpose of any telephony business or any business represented by the Acquired Assets for a period of one (1) year for officers and other Key Employees, from Closing, and such agreements shall be assigned to Buyer at Closing (the “Non-Solicitation Agreements”).

9.7           Parent Shareholder Approval.

The Parent Shareholder Approval shall have been obtained.

9.8           No Material Adverse Effect.

There shall not have occurred at any time after the date of this Agreement a Material Adverse Effect which has not been cured by Sellers within five (5) days from receipt of a written notice provided by Buyer to Sellers.

ARTICLE 10

CONDITIONS PRECEDENT TO THE OBLIGATION OF THE SELLERS TO CLOSE

Sellers’ obligation to consummate the transactions contemplated by this Agreement is subject to the satisfaction or waiver, at or prior to Closing, of each of the following conditions:

10.1         Accuracy of Representations.

The representations and warranties of Buyer set forth in this Agreement shall be true and correct in all material respects (except that those representations and warranties that are qualified as to materiality or similar expressions shall be true and correct in all respects) as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (provided that representations and warranties that are confined to a specified date shall speak only as of such date), and Sellers shall have received a certificate of Buyer to such effect.

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10.2         Buyer’s Performance.

The covenants and agreements that Buyer is required to perform or to comply with pursuant to this Agreement at or prior to the Closing shall have been performed and complied with in all material respects (except that those covenants and agreements that are qualified as to materiality or similar expressions shall have been duly performed and complied with in all respects), and Sellers shall have received a certificate of Buyer to such effect.

10.3         No Order.

No Governmental Authority shall have enacted, issued, promulgated or entered any Order that is in effect and that has the effect of making illegal or otherwise prohibiting the consummation of the transactions contemplated by this Agreement.

10.4         Buyer’s Deliveries.

Each of the deliveries required to be made to Sellers pursuant to Section 4.2 shall have been so delivered.

10.5         Parent Shareholder Approval.

The Parent Shareholder Approval shall have been obtained.

ARTICLE 11

TERMINATION

11.1         Termination Events.

Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated at any time prior to the Closing:

(a)          by either Sellers or Buyer:

(i)          after the Outside Closing Date, if the Sale has not been consummated on or before the Outside Closing Date. Notwithstanding the foregoing, the right to terminate this Agreement under this Section 11.1(a)(i) will not be available to any Party to this Agreement whose breach of any covenant or agreement of this Agreement has been the primary cause of, or the primary factor that resulted in, the failure to consummate the Sale by the Outside Closing Date;

(ii)         if the Sale and this Agreement have been submitted to the shareholders of Parent for approval at a duly convened Parent Shareholders Meeting and the Parent Shareholder Approval is not obtained upon a vote taken at the Parent Shareholder Meeting;

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(iii)        if any Governmental Authority will have enacted or issued a Final Order or Legal Requirement enjoining or otherwise prohibiting consummation of the Sale; or

(iv)         by mutual written consent of Sellers and Buyer;

(b)          by Buyer, in the event of any material breach by any Seller of any of such Seller’s agreements, covenants, representations or warranties contained herein (provided such breach would result in the failure of a condition set forth in Section 9.1 or Section 9.2 to be satisfied), and the failure of such Seller to cure such breach within five (5) days after receipt of a Termination Notice; provided, however, that Buyer is not in material breach of any of its representations, warranties, covenants or agreements contained herein;

(c)          by Sellers, in the event of any material breach by Buyer of any of Buyer’s agreements, covenants, representations or warranties contained herein (provided such breach would result in the failure of a condition set forth in Section 10.1 or Section 10.2 to be satisfied), and the failure of Buyer to cure such breach (other than the failure of Buyer to pay the Purchase Price) within five (5) days after receipt of a Termination Notice; provided, however, that no Seller is in material breach of any of its representations, warranties, covenants or agreements, contained herein;

(d)          by Sellers, subject to and in accordance with the provisions of Section 7.6(h) concurrent with the payment of the break-up fee described in Section 11.2(c); or

(e)          by Buyer at any time concurrent with the payment of the break-up fee described in Section 11.2(b).

11.2       Effect of Termination.

(a)          In the event of termination of this Agreement pursuant to Section 11.1, all rights and obligations of the Parties under this Agreement shall terminate without any liability of any Party to any other Party; provided, however, that nothing herein shall relieve any Party from any liability for (i) breach of any provision of this Agreement, (ii) fraud or willful misconduct, or (iii) any provisions set forth in this Section 11.2.

(b)          In the event of any termination of this Agreement by Buyer pursuant to Section 11.1(e), Buyer shall pay, or cause to be paid to Parent by wire transfer of immediately available funds an amount equal to a break-up fee in the amount of $500,000.

(c)          In the event of any termination of this Agreement by Buyer or Sellers pursuant to Section 11.1(a)(ii), or by Sellers pursuant to Section 11.1(d), Sellers shall pay, or cause to be paid to Buyer by wire transfer of immediately available funds an amount equal to a break-up fee in the amount of $500,000.

(d)          The Parties acknowledge and agree that (i) the amounts payable pursuant to Section 11.2(b) and Section 11.2(c) are an integral part of the transactions contemplated by this Agreement, (ii) without the provisions contained in Section 11.2(b) and Section 11.2(c) the Parties would not enter into this Agreement, and (iii) any amount payable pursuant to Section 11.2(b) and Section 11.2(c) is not a penalty.

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(e)          The provisions of this Section 11.2 (and, to the extent applicable to the interpretation or enforcement of such provisions, Article 1 and Article 12), shall expressly survive the termination of this Agreement.

11.3       Notice of Termination.

Any notice of Termination pursuant to Section 11.1 due to a breach shall be delivered in a writing (the “Termination Notice”) expressing intention to exercise a right under Section 11.1(b) or 11.1(c), as applicable, and specifying the representations, warranties, covenants or agreements contained herein of which the other party is allegedly in breach.

ARTICLE 12

INDEMNIFICATION

12.1       Survival.

The representations and warranties made in this Agreement shall survive until the earlier of (i) a period of six (6) months following the Closing Date or (ii) December 15, 2013. No claim may be made for the breach of a representation or warranty made in this Agreement unless notice of such claim has been delivered to the breaching party prior to the expiration of the representation or warranty.

12.2       Indemnification and Payment of Damages by Sellers.

Sellers will indemnify and hold harmless Buyer and its representatives, stockholders, controlling persons and Affiliates (collectively, the “Indemnified Persons”) for, and will pay to such Indemnified Persons the amount of, any loss, liability, claim, damage expense (including out-of-pocket costs of investigation and defense and reasonable attorneys’ fees), whether or not involving a third-party claim (collectively, “Damages”), arising, directly or indirectly, from or in connection with (a) any breach of a representation or warranty made by Sellers in this Agreement, (b) any breach of any covenant or obligation of Sellers in this Agreement or (c) any demand (for payment or otherwise) from any third party resulting from Sellers’ actions or any services provided or debt incurred prior to the Closing Date. The maximum liability of Sellers for any Damages shall not exceed the Escrow Amount (the “Indemnification Cap”). Any indemnification obligations of Sellers to Buyer or its Indemnified Persons shall be first paid from the Escrow Account.

12.3       Indemnification and Payment of Damages by Buyer.

Buyer will indemnify and hold harmless Sellers and its Indemnified Persons for, and will pay to such Indemnified Persons the amount of, any Damages (up to the Indemnification Cap) arising, directly or indirectly, from or in connection with (a) any breach of a representation or warranty made by Buyer in this Agreement; or (b) any breach of any covenant or obligation of Buyer in this Agreement.

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12.4       Procedure for Indemnification – Third Party Claims.

(a)          Promptly after receipt by an Indemnified Person under Section 12.2 or 12.3 of notice of the commencement of any claim (a “Proceeding”) against it, such Indemnified Person shall, if a claim is to be made against an indemnifying party under such section, give notice to the indemnifying party of the commencement of such claim, but the failure to notify the indemnifying party will not relieve the indemnifying party of any liability that it may have to any Indemnified Person, except to the extent that the indemnifying party demonstrates that the defense of such action is prejudiced by the Indemnified Person’s failure to give such notice.

(b)          If any proceedings referred to in Section 12.4(a) is brought against an Indemnified Person and it gives notice to the indemnifying party of the commencement of such Proceeding, the indemnifying party shall be entitled to participate in such Proceeding and, to the extent that it wishes (unless the indemnifying party is also a party to such Proceeding and the Indemnified Person determines in good faith that joint representation would be inappropriate) to assume the defense of such Proceeding with counsel reasonably satisfactory to the Indemnified Person and, after notice from the indemnifying party to the Indemnified Person of its election to assume the defense of such Proceeding, the indemnifying party will not, as long as it diligently conducts such defense, be liable to the Indemnified Person under this Article 12 for any fees of other counsel or any other expenses with respect to the defense of such Proceeding, in each case subsequently incurred by the Indemnified Person in connection with the defense of such Proceeding, other than reasonable costs of investigation. If the indemnifying party assumes the defense of a Proceeding, (i) no compromise or settlement of such claims may be effected by the indemnifying party without the Indemnified Person’s consent unless (A) there is no finding or admission of any violation of legal requirements or any violation of the rights of any Person and no effect on any other claims that may be made against the Indemnified Person, and (B) the sole relief provided is monetary damages that are paid in full by the indemnifying party; and (ii) the Indemnified Person will have no liability with respect to any compromise or settlement of such claims effected without the consent of such Indemnified Person. In no event will the Indemnified Person consent to the entry of any judgment or enter into any settlement with respect to a Proceeding without the prior written consent of the Indemnifying Person, which consent shall not be unreasonably withheld.

12.5       Procedure for Indemnification – Other Claim.

A claim for the indemnification for any matter not involving a third-party claim may be asserted by notice to the Party from whom indemnification is sought.

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ARTICLE 13

WAIVER OF TRIAL BY JURY

13.1       Waiver of Trial by Jury. SELLERS AND BUYER DO HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THEIR RIGHT TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENT (WHETHER ORAL OR WRITTEN) OR ANY ACTION OF EITHER PARTY ARISING OUT OF OR RELATED IN ANY MANNER TO THIS AGREEMENT, ANY ACTION TO RESCIND OR CANCEL THIS AGREEMENT AND ANY CLAIMS OR DEFENSES ASSERTING THAT THIS AGREEMENT WAS FRAUDULENTLY INDUCED OR IS OTHERWISE VOID OR VOIDABLE). THIS WAIVER IS A MATERIAL INDUCEMENT FOR SELLERS AND BUYER TO ENTER INTO THIS AGREEMENT AND SHALL SURVIVE THE CLOSING OR ANY TERMINATION OF THIS AGREEMENT.

ARTICLE 14

GENERAL PROVISIONS

14.1       Survival.

All covenants and agreements contained herein that by their terms are to be performed in whole or in part, or that prohibit actions, subsequent to the Closing shall, solely to the extent such covenants and agreements are to be performed, or prohibit actions, subsequent to the Closing, survive the Closing in accordance with their terms. All other covenants and agreements contained herein shall not survive the Closing and shall thereupon terminate, including any Actions for damages in respect of any breach thereof.

14.2       Confidentiality.

(a)          The Parties agree that the confidentiality agreement entered into by Buyer and Parent, on behalf of itself and Sellers, dated September 13, 2011 (“Confidentiality Agreement”) shall continue in full force and effect notwithstanding the execution and delivery by the Parties of this Agreement or the termination of this Agreement for any reason; provided, however, that disclosures permitted under this Agreement, including disclosures required to obtain the Regulatory Approvals or other public reporting requirements, shall not constitute a breach of the Confidentiality Agreement. The Confidentiality Agreement shall automatically terminate and be of no further force and effect immediately upon the Closing.

(b)          For a period of one (1) year after the Closing Date, none of the Sellers nor any of their Key Employees shall, directly or indirectly, without the prior written consent of Buyer, disclose to any third party (other than each other and their respective Representatives) any confidential or proprietary information included in the Acquired Assets; provided that the foregoing restriction shall not (a) apply to any information generally available to, or known by, the public (other than as a result of disclosure in violation of this Section 14.2(b)), or (b) prohibit any disclosure (i) required by applicable Legal Requirements so long as, to the extent legally permissible and feasible, such Seller provides Buyer with reasonable prior notice of such disclosure and a reasonable opportunity to contest such disclosure or (ii) made in connection with the enforcement of any right or remedy relating to any of the Transaction Documents or the transactions contemplated thereby.

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(c)          To the extent that, as a result of the transactions contemplated by this Agreement or in the negotiations leading hereto, Buyer or its representatives receive any confidential or proprietary information of Sellers that is not part of the Acquired Assets (including any information as to any of Sellers’ shareholders, officers or directors), for a period of three (3) years after the Closing Date, neither Buyer nor any of its representatives, shall, directly or indirectly, without the prior written consent of Sellers, disclose to any third party (other than each other and their respective Representatives) any such confidential or proprietary information of Sellers; provided that the foregoing restriction shall not (a) apply to any information generally available to, or known by, the public (other than as a result of disclosure in violation of this Section 14.2(b)), or (b) prohibit any disclosure (i) required by applicable Legal Requirements so long as, to the extent legally permissible and feasible, Buyer provides the Sellers with reasonable prior notice of such disclosure and a reasonable opportunity to contest such disclosure or (ii) made in connection with the enforcement of any right or remedy relating to any of the Transaction Documents or the transactions contemplated thereby.

14.3       Public Announcements.

Unless otherwise required by applicable Legal Requirement, Buyer, on the one hand, and Sellers, on the other hand, shall consult with each other before issuing any press release or otherwise making any public statement with respect to this Agreement, the transactions contemplated hereby or the activities and operations of the other and shall not issue any such release or make any such statement without the prior written consent of the other (such consent not to be unreasonably withheld or delayed). Parent and Buyer will work together to issue any required disclosures on Form 8-K pursuant to the Exchange Act.

14.4       Notices.

All notices, consents, waivers and other communications under this Agreement must be in writing and shall be deemed to have been duly given when (a) delivered by hand (with written confirmation of receipt), (b) sent by electronic mail transmission, (c) received by the addressee, if sent by a delivery service (prepaid, receipt requested) or (d) received by the addressee, if sent by registered or certified mail (postage prepaid, return receipt requested), in each case to the appropriate addresses, representatives (if applicable) and email addresses set forth below (or to such other addresses, representatives and facsimile numbers as a Party may designate by notice to the other Parties):

(i)          If to Sellers, then to:

Lightyear Network Solutions, Inc. 1901 Eastpoint Parkway Louisville, KY 40223 Attention: John Greive, General Counsel Email: John.Greive@lightyear.net

With a copies to:

Frost Brown Todd 150 3rd Avenue South, Suite 1900 Nashville, TN 37201 Attention: Robert Sartin Email: RSartin@fbtlaw.com

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(ii)         If to Buyer:

Birch Communications, Inc. 4885 Riverside Drive Suite 304 Macon, GA 31210 Attention: Vincent M. Oddo, CEO and President Email: Vincent.Oddo@birch.com

With a copy to:

Birch Communications, Inc. 2300 Main Street, Suite 340 Kansas City, Missouri 64018 Attention: Chris Bunce, SVP & General Counsel Email: Chris.Bunce@birch.com

14.5         Waiver.

Neither the failure nor any delay by any Party in exercising any right, power, or privilege under this Agreement or the documents referred to in this Agreement shall operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power, or privilege shall preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by applicable law, (a) no waiver that may be given by a Party shall be applicable except in the specific instance for which it is given, and (b) no notice to or demand on one Party shall be deemed to be a waiver of any right of the Party giving such notice or demand to take further action without notice or demand.

14.6         Entire Agreement; Amendment.

This Agreement (including the Exhibits), the other Transaction Documents and the Confidentiality Agreement supersede all prior agreements between Buyer, on the one hand, and Sellers, on the other hand, with respect to its subject matter and constitute a complete and exclusive statement of the terms of the agreements between Buyer, on the one hand, and Sellers, on the other hand, with respect to their subject matter. This Agreement may not be amended except by a written agreement executed by all of the Parties.

14.7         Assignment.

This Agreement, and the rights, interests and obligations hereunder, shall not be assigned by any Party by operation of law or otherwise without the express written consent of the other Parties (which consent may be granted or withheld in the sole discretion of such other Party); provided, however, that Buyer shall be permitted, upon prior notice to Sellers, to assign all or part of its rights or obligations hereunder to one or more of its Affiliates, or to Tempo Telecom LLC, but no such assignment shall relieve Buyer of its obligations under this Agreement.

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14.8       Severability.

The provisions of this Agreement shall be deemed severable, and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefore in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability.

14.9       Expenses.

Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, the Parties shall bear their own respective expenses (including all compensation and expenses of counsel, financial advisors, consultants, actuaries and independent accountants) incurred in connection with this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby.

14.10     Governing Law; Consent to Jurisdiction and Venue.

(a)          This Agreement shall be governed by, and construed in accordance with, the laws of the State of Georgia applicable to contracts made to be performed entirely in such state without regard to principles of conflicts or choice of laws or any other law that would make the laws of any other jurisdiction other than the State of Georgia applicable hereto.

(b)          The Parties consent to service of process by mail (in accordance with Section 14.4) or any other manner permitted by law.

14.11     Counterparts.

This Agreement and any amendment hereto may be executed in one or more counterparts, each of which shall be deemed to be an original of this Agreement or such amendment and all of which, when taken together, shall be deemed to constitute one and the same instrument. Notwithstanding anything to the contrary in Section 14.4, delivery of an executed counterpart of a signature page to this Agreement or any amendment hereto by telecopier, facsimile or email attachment shall be effective as delivery of a manually executed counterpart of this Agreement or such amendment, as applicable.

14.12     Parties in Interest; No Third Party Beneficiaries.

This Agreement shall inure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns. This Agreement is for the sole benefit of the Parties and their permitted assigns, and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable benefit, claim, cause of action, remedy or right of any kind.

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14.13         Specific Performance for Post-Closing Covenants.

Solely with respect to the Parties’ respective covenants under this Agreement that survive the Closing, and solely to the extent to be performed after the Closing, (a) each Party recognizes that if such Party breaches or refuses to perform any such covenant, monetary damages alone would not be adequate to compensate the non-breaching Party or Parties for their injuries, (b) the non-breaching Party or Parties shall therefore be entitled, in addition to any other remedies that may be available, to obtain specific performance of the terms of such covenants (c) if any Action or Proceeding is brought by the non-breaching Party or Parties to enforce such covenants, the Party in breach shall waive the defense that there is an adequate remedy at law, (d) each Party agrees to waive any requirement for the security or posting of any bond in connection with any Action or Proceeding seeking specific performance of such covenants and (e) each Party agrees that the only permitted objection that it may raise in response to any action for specific performance of such covenants is that it contests the existence of a breach or threatened breach of such covenants. Notwithstanding any other provision of this Agreement to the contrary, no Party shall be entitled to any equitable remedy, including an injunction or order for specific performance, to enforce any provision of this Agreement prior to the Closing.

14.14         Debt Financing Party Arrangements.

Notwithstanding anything to the contrary contained in this Agreement, each of the parties hereto: (i) agrees that it will not bring or support any Person, or permit any of its Affiliates to bring or support any Person, in any action, suit, proceeding, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Person that has committed or subsequently commits to provide or otherwise enters into agreements in connection with providing debt financing to Buyer or any of its Affiliates (the “Financing Sources,” which defined term for the purposes of this provision shall include the Lenders (defined below) and their respective former, current and future Affiliates, equityholders, members, partners, controlling persons, officers, directors, employees, agents, advisors and representatives involved in such debt financing) in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including, but not limited to, any dispute arising out of or relating in any way to that certain Commitment Letter dated May 10, 2013 among the Buyer, as borrower, Bank of America, N.A., PNC Bank National Association, Wells Fargo Bank, National Association and CoBank, ACB (collectively, the “Lenders”) and any fee letter related thereto (the “Debt Commitment Letter”) or the performance thereof or the financings contemplated thereby, in any forum other than the federal and New York State courts located in the Borough of Manhattan within the City of New York; (ii) agrees that, except as specifically set forth in the Debt Commitment Letter, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Financing Sources in any way relating to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, shall be exclusively governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction; and (iii) hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation (whether at law or in equity, in contract, in tort or otherwise) directly or indirectly arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby. Notwithstanding anything to the contrary contained in this Agreement, (a) the Sellers and their respective subsidiaries, Affiliates, directors, officers, employees, agents, partners, managers, members or stockholders shall not have any rights or claims against any Financing Source in any way relating to this Agreement or any of the transactions contemplated by this Agreement, or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, whether at law or in equity, in contract, in tort or otherwise and (b) no Financing Source shall have any liability (whether in contract, in tort or otherwise) to any of the Sellers, any equityholders of the Sellers and their respective subsidiaries, Affiliates, directors, officers, employees, agents, partners, managers, members or stockholders for any obligations or liabilities of any party hereto under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, whether at law or in equity, in contract, in tort or otherwise. Notwithstanding anything to the contrary contained in this Agreement, the Financing Sources are intended third-party beneficiaries of, and shall be entitled to the protections of this provision to the same extent as if the Financing Sources were parties to this Agreement. This Section 14.14 may not be amended, modified or supplemented, or any of its provisions waived, without the written consent of the Financing Sources, which consent may be granted or withheld in the sole discretion of the Financing Sources.

 * * * * *

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IN WITNESS WHEREOF, the Parties have caused this Asset Purchase Agreement to be executed and delivered by their duly authorized representatives, all as of the Effective Date.

LIGHTYEAR NETWORK SOLUTIONS, INC.

By:	/s/ Stephen M. Lochmueller
Name:	Stephen M. Lochmueller
Title:	CEO

LIGHTYEAR NETWORK SOLUTIONS, LLC

By:	/s/ Stephen M. Lochmueller
Name:	Stephen M. Lochmueller
Title:	CEO

SE ACQUISITIONS, LLC

By:	/s/ Stephen M. Lochmueller
Name:	Stephen M. Lochmueller
Title:	CEO

BIRCH COMMUNICATIONS, INC.

By:	/s/ Vincent M. Oddo
Name:	Vincent M. Oddo
Title:	President & CEO